FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 13, 2003

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press Release dated May 9th, 2003 titled “Nortel Inversora S.A. Announces Consolidated Results for the First Quarter of the Fiscal Year Ended December 31, 2003.”

NORTEL INVERSORA S.A.

FREE TRANSLATION

Contacts:

Elvira Cosentino	Kevin Kirkeby
Gennaro Bizzarro
Nortel Inversora S.A.	Gia Podobinski
(5411) 4 968-3630	Golin/Harris
(212) 697-9191

NORTEL INVERSORA S.A.

ANNOUNCES CONSOLIDATED

RESULTS FOR THE FIRST QUARTER OF THE FISCAL YEAR ENDED DECEMBER 31, 2003

Buenos Aires, May 9, 2003—Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina STET-France Telecom S.A. (“Telecom”) and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of Ps. 497 million for the first quarter of the fiscal year 2003.

Nortel’s consolidated financial results for the first quarter ended March 31, 2003 are substantially identical to Telecom’s results for the same period, after accounting for minority interest and financial income and expenses at the holding company level.

The company has accounted for the effects of inflation adjustment adopted by Resolution 415/02 of the Comisión Nacional de Valores (“CNV”) following the method adopted by Resolution Nº6 and modified by Resolution Nº 19, to restate the figures using the wholesale rate of inflation as from January 1, 2002 according to Decree Nº 1.269/02.

However, the Government through Decree Nº 664/03 stated that regulatory entities are not allowed to received financial statements adjusted by inflation. Accordingly, the CNV through resolution Nº441/03 decided to discontinue as of March 1, 2003, the inflation adjustment method stated by Resolution Nº6 and complementary regulations. Therefore, the Company has restated the figures corresponding to March 31, 2002 presented herein for comparative purpose in current pesos as of February 28, 2003 using the adjustment factor of 1.6647 which represents the wholesale rate of inflation for the period March 2002 to February 2003. Accordingly, the figures corresponding to 1Q03 include the effects of the adoption of inflationary accounting until February 28, 2003.

Summary of the resolutions passed by the General Ordinary, Extraordinary and Special Preferred A and B shareholders Meeting held on April 30, 2003.

The General Ordinary, Extraordinary and Special Preferred A and B shareholders Meeting held on April 30, 2003 passed the following resolutions:

-	Consideration of the financial documentation corresponding to the 14th fiscal year ended December 31, 2002.

-	The allocation to a new fiscal year of the whole of the loss in Unappropriated Retained Earnings as of December 31, 2002 was approved.

-	Consideration of the performance and the remuneration of the Board of Directors and the Surveillance Committee, holding office during the 14th fiscal year.

-	Determination and appointment of seven, regular and alternate, directors to hold office during the 15th fiscal year.

-	Appointment of the regular and alternate members of the Surveillance Committee.

-	The appointment of “Pistrelli, Henry Martin y Asociados SRL” (a member of “Ernst & Young Global”) jointly with Price Waterhouse & co, as the External Auditors of the financial statements corresponding to the 15th fiscal year.

-	The Board of Directors was granted ample powers to provide, whenever necessary of whenever the Board of Directors deems convenient, the Change of Ratio of the ADRs that represents Preferred B Shares of the Company.

-	The NON ADHESION of Nortel Inversora S.A. to the Optional Statutory Regime of Compulsory Public Purchase Offer (“Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria”) as well as the consequent amendment of article 1 of the Corporate Bylaws. The possibility to celebrate Boards Meetings to the distance as well as the consequent amendment of article 15 of the Corporate Bylaws.

-	It has been granted to members of the Board of Directors, members of the Surveillance Committee and Staff members an indemnity for the damage they could face as a consequence of claims based on the performance of their duties for the Company within the laws of the Argentine Republic.

FINANCIAL TABLES BELOW

NORTEL INVERSORA S.A.

FIST QUARTER, FISCAL YEAR ENDED DECEMBER 31, 2003

(In millions of Argentine pesos, except statistical and ratio data)

Consolidated Balance Sheet (*)

	2003	2002

Current assets	2.414	2.127
Non-current assets	10.344	10.834

Total assets	12.758	12.961
Current liabilities	10.623	11.761
Non-current liabilities	365	345

Total liabilities	10.988	12.106
Minority interests	789	371
Temporary differences from translation	36	36
Total shareholders’ equity	945	448

Total liabilities and shareholder’s equity	12.758	12.961

(*) As a consequence of the application of the new rules, the comparative information for the intermediate periods of the Annual Financial Statements should be the one corresponding to the last completed fiscal year. The comparative information of the Income Statement, evolution of Shareholders´ Equity and Cash Flow Statement should be the one corresponding to the equivalent period of the previous fiscal year.

Consolidated Income Statement

	2003	2002

Net revenues	851	1.373
Cost of services provided administrative and selling expenses	(876)	(1.305)

Operating Profit	(25)	68
Equity lost from related companies	—	(5)
Amortization of goodwill	—	(4)
Financial and holding results	961	(5.470)
Other, net	(22)	(48)
In come tax	1	1.699
Minority interest	(418)	1.719

Net Income	497	(2.041)

Ratios
	2003	2002

Liquidity	0.23	0.18
Indebtedness	6.34	14.78

María Elvira Cosentino

General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTEL INVERSORA S.A.

Date: May 13, 2003	By:	/s/ MARIA ELVIRA COSENTINO
Name: Maria Elvira Cosentino Title: General Manager and Sole Officer